Exhibit 21

LIST OF HECLA MINING COMPANY SUBSIDIARIES

List of Subsidiaries

Hecla Limited, a Delaware corporation
Hecla Admiralty Company, a Delaware corporation
Hecla Canada Ltd., a Federal Canadian corporation
Hecla Silver Valley, Inc., a Delaware corporation
Silver Hunter Mining Company, a Delaware corporation
Rio Grande Silver, Inc., a Delaware corporation
RHL Holdings, Inc., a Delaware corporation
HLT, Inc., a Delaware corporation
2140238 Ontario Limited, an Ontario Canadian corporation